Exhibit 15.5

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

28 April 2011

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2010

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of certain registration statements with the US Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on pages 41 and 118 and highlighted as identified on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2010 (the “Annual Report”) annexed as Exhibit A, which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165 and No. 333-171306 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca. A copy of the relevant pages of the Annual Report has been provided to Bureau Veritas with those sections verified by Bureau Veritas highlighted in Yellow (Exhibit A).

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)
Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)
AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Rachel Noel

Rachel Noel, Senior Principal Consultant
For and on behalf of Bureau Veritas UK Ltd

ACCEPTED AND AGREED
this 28th day of April 2011

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp
Title: Company Secretary

2

Delivering our strategy
Responsible Business
Committed to delivering
value responsibly

11
11 confirmed breaches of external sales and marketing regulations or codes globally
8%
Ranked in the top 8% in the sector in the Dow Jones Sustainability World and European Indexes
1,950
Completed over 1,950 Responsible Procurement assessments, accounting for around 75% of our third party spend

Michele Hooper	Dame Nancy Rothwell
Senior independent	Non-Executive Director with
Non-Executive Director and	responsibility for overseeing
Chairman of the Audit Committee	Responsible Business
“We believe that to be successful in delivering our strategic priorities, a strong focus on responsible business is essential. It’s fundamental to our reputation. Stakeholders need to be confident that we apply sustainability considerations and high ethical standards across all our activities, whether in-house or outsourced, in both Established and Emerging Markets. Being welcomed as a trusted partner as we reshape our geographic footprint and increase our externalisation is critical to our success.”
In this section we describe how we are working to deliver business success responsibly, including summary information about our commitment and performance in some key areas. Further information about these areas and others is available on our website, astrazeneca.com/responsibility.
Introduction
At AstraZeneca, we are dedicated to the research, development, manufacture and marketing of medicines that make a difference in healthcare. For us, this is at the core of our responsibility to our stakeholders and to society. Successful pharmaceutical innovation, delivered responsibly, brings benefits for patients, creates value for shareholders and contributes to the economic development of the communities we serve.
As described in the Our marketplace section from page 10, AstraZeneca operates in a dynamic environment that presents both opportunities and challenges. To make sure we are well positioned to manage these, our business strategy is driving significant changes across our organisation. Previous sections have outlined how we are transforming R&D, expanding our footprint in Emerging Markets, boosting our efforts to source innovation from outside AstraZeneca and increasingly working in partnerships that broaden the base for success in improving healthcare. At the same time, we continue to drive efficiency and effectiveness across the organisation, including increased outsourcing to a diverse range of strategic suppliers.
Our work to implement these changes is underpinned by our continued commitment to the sustainable development of our business which delivers value for our stakeholders and for us. To that end, our responsible business objectives must be closely aligned to, and support delivery of, our business strategy. In the light of our accelerated strategy, the insights gained from dialogue with our stakeholders and our internal risk assessment, we reviewed and reshaped our Corporate Responsibility (CR) Plan during 2010. Our new Responsible Business Plan combines our CR and compliance agenda and puts at the top those areas most impacted by the changes to our business and which are therefore key enablers of our strategy.

40 Delivering our strategy Responsible Business	AstraZeneca Annual Report and Form 20-F Information 2010

This means a specific focus on:
>	R&D ethics – underpinning our drive for innovation with sound ethical practice worldwide

>	Sales and marketing practices – driving consistently high ethical standards to promote our medicines responsibly worldwide

>	Human rights – making sure that we continue to develop and drive a consistent approach across all our activities

>	Access to healthcare – exploring ways of increasing access to healthcare for underserved patient populations

>	Suppliers – working only with organisations who embrace ethical standards that are consistent with our own.
As well as managing specific responsible business challenges associated with the changes to our strategy, we will be maintaining focus on other aspects of our responsibility:
>	Patient safety

>	Environment

>	Employee safety, health and wellbeing

>	Community investment.
Our new Responsible Business Plan, which will include associated objectives, targets and KPIs, maps our agenda and sets our direction for the next five years. We aim to launch it in the first quarter of 2011 and publish it on our website, astrazeneca.com at the time. Because this is a dynamic and evolving area, we will continue to engage with our stakeholders and work within the business to understand how we can further improve our performance.
Accountabilities and responsibilities
The Board is responsible for our Responsible Business framework and Non-Executive Director, Dame Nancy Rothwell, oversees implementation and reporting to the Board. Michele Hooper chairs the Audit Committee which oversees the work of the Global Compliance function.
The SET and senior managers throughout the Group are accountable for responsible business management within their areas, based on the global framework but taking into account national, functional and site issues and priorities. Line managers are accountable for ensuring that their teams understand the requirements and that people are clear about what is expected of them as they work to achieve AstraZeneca’s business goals. Individually, everyone in AstraZeneca has a responsibility to integrate responsible business considerations into their day-to-day decision making, actions and behaviours.
Our dedicated Global Corporate Responsibility Team works together with the SET areas and the Global Compliance function across the business to ensure that responsible business risks and opportunities are identified and managed appropriately, in line with our strategic business objectives.
External engagement and benchmarking
Stakeholder engagement is critical to keeping in touch with the demands of sustainable development. It was particularly important in 2010 as we worked to develop our new Responsible Business Plan and, alongside our ongoing stakeholder dialogues, we held a number of multi-stakeholder events. For example, we hosted two roundtable discussions in London and Stockholm to gain a better understanding of what our stakeholders believe to be important responsibility considerations as our business moves into emerging markets. Participants included socially responsible investors (SRIs), medical researchers, academics, politicians and regulators. We also arranged an event specifically for key SRI contacts. The agenda reflected areas of interest expressed by the SRI community and so focused on R&D strategy, emerging market strategy and responsible procurement. The insights we gained from these events, and other single-issue engagement during the year, significantly influenced the shape of our new Plan. We will continue to engage with our stakeholders on the further development of the Plan to ensure that we are staying in close touch with the changing expectations of a responsible business.
We also use the insights we gain from external surveys to develop our approach in line with best practice on a global basis. A member of the Dow Jones Sustainability Index since 2001, we continue to be ranked among the sustainability leaders in the pharmaceutical sector. In the 2010 Index, we increased individual scores for nine out of 23 criteria (compared to 14 out of 24 criteria in 2009) including improved marks for innovation management and stakeholder engagement. We lost ground in some areas including corporate governance, marketing practices and environmental policy. To better understand these lower scores, we have commissioned an in-depth external benchmark survey and the analysis will be used to inform our improvement planning. The survey is expected to report in the first quarter of 2011.
External assurance
Bureau Veritas has provided external assurance on responsible business related information within this Annual Report and of the detailed content of the Responsibility section of our website. Bureau Veritas has found the information provided within this Annual Report to be accurate and reliable (based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement). The full assurance statement which contains detailed scope, methodology, overall opinion and recommendations can be found on our website, astrazeneca.com; web page content assured by Bureau Veritas is marked at the bottom of each page.
Bureau Veritas is an independent professional services company that specialises in quality, health, safety, social and environmental management with a long history of providing independent assurance services, and had an annual turnover in 2009 of €2.6 billion.
R&D ethics
We are determined to make sure that the strategic changes we are making within R&D are underpinned by our ongoing commitment to delivering innovation responsibly. Compliance with relevant laws and regulations is a minimum baseline and underpins our own global principles and standards, as outlined in our global Bioethics Policy.
Clinical trials
Clinical trials are the means by which we study the effects of a potential new medicine in humans. We conduct clinical trials at multiple sites in several different countries. A broad geographic span helps us to ensure that those taking part in our studies reflect the diversity of patients around the world for whom the new medicine is intended. This approach also helps to identify the types of people for whom the treatment may be most beneficial.
Our global governance process for determining where we place clinical trials provides the framework for ensuring a consistent approach worldwide. We take several factors into account, including the availability of experienced and independent ethics committees and a robust regulatory regime, as well as sufficient numbers of trained healthcare professionals and patients willing to participate in a trial.
Before a trial begins, we work to make sure that those taking part understand the nature and purpose of the research and that proper procedures for gaining informed consent are followed (including managing any special circumstances, such as different levels of literacy). We also have procedures in place to ensure that the privacy of participants’ health information is protected.
One of our core responsibilities to those taking part in our trials is to make sure that we protect them from any unnecessary risks.

AstraZeneca Annual Report and Form 20-F Information 2010	Delivering our strategy Responsible Business 41

Delivering our strategy

Patients in global AstraZeneca small molecule studies
by geographical area in 2010

Patients in global AstraZeneca biologics studies
by geographical area in 2010

Throughout the research process, we continuously review and make judgements on whether the potential benefits of a new medicine continue to outweigh the risk of side effects. As well as compliance with all relevant laws, we have strict internal procedures for managing safety issues during clinical trials and ensuring we act in the best interests of participants.
All our clinical studies are conceptually designed and finally interpreted in-house but some of them are run for us by external contract research organisations (CROs). In 2010, around 47% of patients in our small molecule studies and around 87% of patients in our biologics studies were monitored by CROs on our behalf. We contractually require CROs to work to our global standards.
We publish information about the registration and results of all our clinical trials, whether favourable or unfavourable to AstraZeneca, on a range of public websites including our own dedicated site, astrazenecaclinicaltrials.com. By the end of 2010, we had registered over 1,250 trials and published the results of more than 800.
Animal research
Animal studies continue to play a vital role in the search for new medicines. They provide essential information, not available through other methods, about the effects of a potential new therapy on disease and the body. Regulatory authorities around the world also require safety data from pre-clinical testing in animals before a new medicine can be tested in humans.
As we work to improve our R&D productivity, we remain committed to minimising our use of animals without compromising the quality of the research data. All research using animals is carefully considered and justified, not only to confirm the scientific need for a study, but also to make sure that it has been designed so that the minimum number of animals is used and that they are exposed to as little pain and distress as possible.
Wherever possible, we use non-animal methods, such as computer modelling, that eliminate the need to use animals early in drug development or reduce the number required. We also work to refine our existing methods. This replacement, reduction and refinement of animal studies is known as ‘the 3Rs’ and to support our drive for continuous improvement, we work both within AstraZeneca and the wider scientific community to share 3Rs knowledge and learning.
The number of animals we use will continue to vary because it depends on a number of factors, including the amount of pre-clinical research we are doing, the complexity of the diseases under investigation and the regulatory requirements. We believe that, without our active commitment to the 3Rs, our animal use would be much greater. In 2010, we used approximately 408,000 animals in-house (2009: 393,000). In addition, approximately 21,000 animals were used by external CROs on our behalf (2009: 17,000).
The welfare of the animals we use continues to be a top priority and our standards apply worldwide. In addition to mandatory inspections by government authorities, we have a formal programme of regular audits of our internal animal research facilities conducted by our own qualified staff. To make sure that they continue to support our drive for consistently high standards of animal care worldwide, we updated our standards during 2010 to increase clarity about their scope and associated accountabilities and responsibilities.
External CROs that conduct animal studies on our behalf are required to comply with our global standards and we undertake a regular risk-based programme of audits to ensure our expectations are being met.
We support the introduction of new legislation across EU member states, which has created consistent standards regarding the use of laboratory animals. We actively contributed to discussions to ensure that the new EU Directive 2010/63/EU on animals used for scientific purposes, which became law in November, strikes a balance between improving animal welfare and maintaining the ability to conduct R&D in Europe that brings benefit for patients.
Stem cell research
We believe that stem cell research may offer new opportunities to develop innovative and safer medicines. Our commitment to high ethical standards in this area of research is reflected in our Bioethics Policy which demands compliance with all external regulations and with our own codes of practice.
Some research in this field uses stem cells from human embryos (human embryonic stem cells (hESC)) created during in vitro fertilisation procedures but which become surplus to requirements. We are particularly interested in the potential of stem cells to differentiate into normal human cells, such as cardiac myocytes (heart muscle cells) or hepatocytes (liver cells). If achieved, these could be used to improve prediction of the safety, metabolism and efficacy of emerging candidate drugs at an earlier stage in the process and would help us to overcome the current limitations that a restricted supply of human tissue presents. Significant scientific progress has been made in the development of such stem cell based research models, with some promising results. However, more work is needed to understand the full potential of this type of research. We do not have all the necessary skills and technologies in-house, and so are working with external partners who have expertise and an ethical commitment consistent with our own. These include Stem Cells for Safer Medicines, a UK public-private partnership, and Cellartis AB, a biotech company.

42 Delivering our strategy Responsible Business	AstraZeneca Annual Report and Form 20-F Information 2010

Induced pluripotent stem cells (iPSC), which can be obtained safely from adult volunteers and do not involve embryos at all, may provide a scientifically viable alternative to hESC. We are in the process of establishing a dedicated iPSC department to facilitate the application of iPSC as a tool to derive more native-like human cells in vitro. We also plan further collaborations in this field.
Separately, we are exploring the potential to treat disease by modulation of stem cells within target organs which is an exciting new area often referred to as regenerative medicine. We are embarking on several external partnerships to combine the best ideas and latest innovation in academic research with our ability to search for new drugs. We are looking for the potential of small molecules or biologics to modulate stem cells in patients’ tissues to repair or improve the function of diseased tissue. Our collaborations with the Institute of Ophthalmology at University College London, announced in September and Evotec AG/Develogen AG announced in December, represent important investments in regenerative medicine, which focus on exploring regenerative therapies for diabetic retinopathy and diabetes respectively.
Sales and marketing ethics
Driving consistently high standards of sales and marketing practice worldwide remains a top priority. This is particularly important (and at times challenging, given the diversity of business cultures around the world) as we continue our strategic drive to grow our business by expanding our presence in Emerging Markets. Alongside our work to ensure high standards are applied across our new geographies, we remain committed to continuous improvement in our Established Markets.
Compliance with all relevant external sales and marketing codes and regulations, and with our own policies, is mandatory and monitored by line managers locally, who are supported by dedicated compliance professionals. We also have a nominated signatory network that works to ensure that our promotional materials meet all applicable requirements.
Information concerning instances of potential non-compliance is collected through our compliance incident management processes and reviewed by senior management in local and/or regional compliance committees. As appropriate, serious breaches are reviewed by the Board and the Audit Committee. More information about our compliance and risk assurance processes is contained in the Managing risk section from page 95. We take all breaches very seriously and act to prevent repeat occurrences.
During 2010, we reviewed our existing sales and marketing policies and standards, further strengthened the requirements and consolidated the range to form a single new Global Policy on External Interactions. We aim to launch the new Policy in the first quarter of 2011, followed by training of all relevant staff to reinforce our commitment to consistent ethical interactions with stakeholders worldwide.
In 2010, we identified a total of 11 confirmed breaches of external sales and marketing regulations or codes globally (2009: 24; 2008: 15).
It should be noted that cases where regulatory authorities approach AstraZeneca with concerns or queries about sales and marketing materials or activities (for example, in the course of their routine review responsibilities) are not included in our KPI number. However, we follow up these incidents with appropriate actions so that all relevant learning is taken into account in our future activities.

Global KPI: Breaches of external sales and marketing codes
and regulations ruled by external bodies
3 year performance

[1]	Includes self-reporting activity globally which resulted in a breach being ruled.

Disciplinary actions: Breaches of Code of Conduct by
Commercial employees 2010

	Number of employees
Action taken	2010[1]	2009[2]

Removed from role	117	99

Formal warning	740	687

Guidance and coaching	768	416

Total	1,625	1,202

[1]	2010 data reflects improved data capture mechanisms that will be used going forward to report breaches by Commercial employees year-on-year.

[2]	2009 data shows breaches of Code of Conduct by all employees and is included for comparative purposes only.
While our KPI provides a benchmark against which to measure our performance year-on-year (see above), the varying national and regulatory definitions of what constitutes an external breach will continue to create a challenge for us in interpreting the data at a global level. In addition, a single confirmed breach can involve more than one employee failing to meet the standards required and as described earlier there may be failures to meet standards which are not ‘confirmed’ and so will not affect the KPI.
During 2010, we looked at additional ways of reporting our performance which would support increased transparency about our practices. We are now reporting the global number of Commercial employees involved in disciplinary actions during the year, including the number of associated dismissals (see above). This information provides the broader context of our internal governance and the number of actions taken in relation to breaches of external or internal sales and marketing codes. It also reinforces for our employees and other stakeholders how seriously we take breaches of our policies.
US Corporate Integrity Agreement reporting
In April 2010, AstraZeneca signed an agreement with the US Department of Justice to settle an investigation relating to the sales and marketing of Seroquel IR. The requirements of the associated Corporate Integrity Agreement between AstraZeneca and the Office of the Inspector General of the US Department of Health and Human Services (OIG) include a number of active monitoring and self-reporting obligations that differ from self-reporting required by authorities in the rest of the world. To meet these obligations, AstraZeneca provides notices to the OIG describing the outcomes of particular investigations potentially relating to violations of certain laws, as well as a separate annual report to the OIG summarising monitoring and investigation outcomes relevant to Corporate Integrity Agreement requirements.
Human rights
Human rights remain at the core of our commitment to responsible business. As we reshape our organisation, grow our business and increase our outsourcing, we are working to make sure that we continue to drive and share best practice across all our activities.

AstraZeneca Annual Report and Form 20-F Information 2010	Delivering our strategy Responsible Business 43

Delivering our strategy

In January 2010, AstraZeneca signed up to the United Nations Global Compact (UNGC), a strategic public-private initiative for organisations committed to social and environmental sustainability. This means that we have committed to uphold 10 internationally recognised principles in the areas of human rights, labour standards, environmental sustainability and anti-corruption. These are not new principles for AstraZeneca (as described in our Code of Conduct and global policies) but joining the UNGC reinforces how seriously we take our commitment to them. It also gives us the framework for further developing our commitment in the areas of human rights and labour standards.
In recent years, we have been participating in a project led by the Danish Institute for Human Rights (DIHR), working with the pharmaceutical industry to develop a human rights assessment tool for pharmaceutical companies, based on the DIHR’s existing Human Rights Compliance Assessment Tool. The first pharmaceutical industry version of the tool was launched in November.
Our participation in the project helped to improve our understanding of the specific human rights implications for our industry and during 2010 we focused on further understanding how the human rights and labour-related UNGC principles apply to our activities.
As part of this, we conducted a human rights self-assessment pilot study in our marketing company in South Africa. The study focused on employment practices, R&D, products and marketing, and the community. The outcomes were positive overall due principally, we believe, to the extensive external regulation governing these issues in South Africa. However, the assessment usefully highlighted areas of AstraZeneca’s global governance which required improvement, including increased alignment with the International Labour Organization (ILO) core conventions, which has also been raised during our stakeholder engagement. We subsequently conducted a human rights based review of our Code of Conduct and our global policies, focusing in particular on labour standards and diversity. We will be using the outcomes and recommendations on how to further strengthen our governance in these areas to inform the further development of our Code of Conduct and global policies.
We also used the DIHR assessment tool to conduct a labour review in 11 of our marketing companies, including some countries where national labour standards are not consistent with global best practice. The review focused on ILO core areas (freedom of association and collective bargaining, forced and bonded labour, child labour, discrimination, and working time and wages). The results showed that our practices are in the main consistent around the world, based on our requirement that our global standards are applied when external national standards do not meet AstraZeneca’s minimum standards. However, we identified the need for more consistency in some areas, for example, working time and some aspects of diversity.
We have developed a global approach and framework for progressing our human rights agenda, including defined accountabilities and responsibilities and an action plan to ensure that human rights continue to be appropriately integrated into our strategies, policies and processes. We plan to begin a phased roll-out across AstraZeneca in the first half of 2011.
Access to healthcare
We continue to review our approach to improving access to healthcare in underserved communities in a sustainable way. The review includes engaging with external stakeholders and working within the business to understand the challenges and the opportunities. The assessments associated with the 2010 Access to Medicines Index are also informing our thinking. We anticipate publication of the outcome of this review in the first half of 2011 on our website, astrazeneca.com/responsibility.
For further information about pricing our medicines and our intellectual property protection, see the Pricing our medicines section on page 33 and the Intellectual Property section from page 30.
Working with suppliers
We continue to work to make sure that our purchasing is directed only to those organisations which embrace ethical standards consistent with our own. This is particularly important given the strategic changes to our geographic footprint and our increased outsourcing activity to support improved efficiency and effectiveness across the organisation.
Our Global Responsible Procurement Standard defines the process for integrating our ethical standards into our procurement activity and decision making worldwide. The process is based on an escalating set of risk-based due diligence activities, applied in a pragmatic way. The same initial assessment process is used for all suppliers and more detailed, specific assessments are then made as required, proportionate to the level of risk a supplier presents. The Standard includes detailed expectations of suppliers which suppliers sign up to as part of the contracting process. We will work with suppliers to help them improve their standards, rather than automatically excluding them from our supply chain but we will not use suppliers who are unable or unwilling to meet our expectations in a timely way.
Implementing our approach across the many thousands of suppliers we work with around the world will take time. We started with our largest suppliers, whose contracts with AstraZeneca are managed centrally by our Procurement team. In 2009, we completed Responsible Procurement assessments of over 800 suppliers accounting for around 65% of our third party spend. In 2010, we extended the programme to other companies in our supply chain, including smaller suppliers and those whose contracts are managed locally. Since the programme began, we have completed over 1,950 assessments which account for around 75% of our third party spend. The ongoing programme will continue throughout 2011 and beyond.
In late 2010, we introduced a requirement that our key suppliers provide independent audit verification that their ethical standards are being applied in practice. Together with our suppliers, we are partnering with experienced third party providers in this work and using an assessment programme that reflects best practice from other industry sectors, as well as the principles of the Pharmaceutical Supply Chain Initiative (a group of major pharmaceutical companies working to support suppliers in operating in line with industry expectations). We are in the early stages of engaging with suppliers on the introduction of this requirement and it will take time to embed the practice. However, we believe that this move significantly strengthens the framework for working together with our suppliers to drive continuous improvement.
We continued our Integrated Supplier Evaluation Protocol audit programme during the year and have now supplemented this with the introduction of focused Responsible Procurement assessments. In 2010, the programme covered 48 audits at 42 different suppliers (2009: 51 audits at 45 suppliers).
Patient safety
The safety of the patients who take our medicines will always be a fundamental consideration for us. All drugs have potential side effects and we aim to minimise the risks and maximise the benefits of each of our medicines, beginning with the discovery of a potential new medicine and continuing throughout its development, launch and marketing.

44 Delivering our strategy Responsible Business	AstraZeneca Annual Report and Form 20-F Information 2010

After launch, we continually monitor the use of all our medicines to ensure that we become aware of any side effects not identified during the development process. This is known as pharmacovigilance and is core to our ongoing responsibility to patients. We have comprehensive and rigorous pharmacovigilance systems in place for detecting and rapidly evaluating such effects, including mechanisms for highlighting those that require immediate attention. We also work to ensure that accurate, well-informed and up-to-date information concerning the safety profile of our drugs is provided to regulators, doctors, other healthcare professionals and, where appropriate, patients.
We have an experienced, in-house team of clinical patient safety professionals working around the world who are dedicated to the task of ensuring that we meet our commitment to patient safety. At a global level, every medicine in development and on the market is allocated a Global Safety Physician and a team of patient safety scientists. In each of our markets we also have dedicated safety managers with responsibility for patient safety at a local level.
Our two Chief Medical Officers (one for our small molecule products and one for biologics) have overall accountability for the benefit/risk profiles of the products we have in development and those on the market. They provide medical oversight and ensure that appropriate risk assessment processes are in place to enable informed decisions to be made about safety as quickly as possible.
We use an external provider, Tata Consultancy Services (TCS), to manage the data entry process for individual case safety reports relating to AstraZeneca products. As experts in their field, TCS is driving improvements in the efficiency and consistency of data entry across AstraZeneca and using TCS for this work means our patient safety teams can focus primarily on case prioritisation, the medical aspects of patient safety and continuing to improve our safety science. TCS is contractually required to comply with our patient safety standards and is closely monitored through audits against detailed quality and compliance performance indicators.
Environment
Managing our environmental impact continues to be a core commitment for AstraZeneca. We have made good progress in recent years and have met the majority of the 2010 objectives and targets that we set ourselves in 2005. We met our targets for waste and overall greenhouse gas footprint. However, against a targeted 12% reduction in emissions, excluding those from our respiratory therapies, we achieved a 9% reduction. We know that there will always be more to do to make sure that we effectively balance the changing priorities of our business with the needs of the external environment.
During 2010, we launched a new Safety, Health and Environment (SHE) strategy and associated objectives that set the direction for this key aspect of our responsibility over the next 10 years. New targets have been adopted to focus our efforts to 2015 and set us on track to meet our 2020 strategic ambitions.
Product stewardship
We aim to integrate environmental considerations into a medicine’s complete life-cycle – from discovery and development, through manufacturing, marketing, use and, ultimately, disposal.
We conduct environmental risk assessments for all our new and many of our established medicines in accordance with applicable regulations. Going beyond the regulatory requirements, we have also reviewed the environmental risk assessments for many of our older established products and, where appropriate, have undertaken voluntary testing to refine the assessments. We make environmental risk data for our existing products publicly available via the Swedish Doctors Prescribing Guide website (fass.se), using the voluntary disclosure system introduced by LIF, the research-based pharmaceutical industry association in Sweden.
Our Environmental Risk Management Plans, introduced in 2008, now accompany new medicines along the path to launch. These plans enable all available environmental data to be taken into account at key decision points during drug discovery and development, and to provide early warning of medicines that could pose a potential risk to the environment. We are also starting to develop plans for ‘ecopharmacovigilance’ that will help us to identify and manage any potential environmental risks associated with our medicines after they have been launched.
In the design of manufacturing processes, we are applying green chemistry principles that enable potential environmental issues to be identified and designed out at an early stage. Packaging is another area where we continue to make improvements that reduce the potential impact on the environment, without compromising patient safety. We are also working with national and local authorities to encourage appropriate disposal of unused medicines.
Underpinning all of this activity is our ongoing research into the effects of pharmaceuticals in the environment (PIE). While improving all the time, understanding of the potential for long-term effects in the environment, for example to aquatic life, requires further research. This is a priority for our scientists at our Environmental Laboratory in Brixham, UK, who are at the forefront of this field of science, working both independently and in collaboration with other companies, leading academics and regulatory bodies to advance PIE-related research.
Environmental sustainability
We aim to minimise our environmental impact by reducing the carbon footprint and natural resource demands of our business activities.

Greenhouse gas emissions1
CO2-equivalents (million tonnes)

Index (tonnes/$m sales)

Figures are calculated in line with the Greenhouse Gas (GhG) protocol guidance (ghgprotocol.org).

[1]	Data excludes MedImmune.

Waste production1
Total waste (thousand tonnes)

Index (tonnes/$m sales)

[1]	Data excludes MedImmune.

AstraZeneca Annual Report and Form 20-F Information 2010	Delivering our strategy Responsible Business 45

Delivering our strategy

We continue to drive reduction of our CO2 emissions by, among other things, improving our energy efficiency and pursuing lower-carbon alternatives to fossil fuels. For example, recognising the significant global warming emissions from road travel by our sales fleets, we worked with our fleet management and leasing suppliers to introduce fleet reporting to track the CO2 emissions of new and existing vehicles. We are also introducing CO2 caps on new car purchases in our major markets.
Our carbon footprint is also affected by some of our respiratory therapies, specifically our pressurised metered-dose inhalers that rely on propellants such as hydrofluoroalkanes (HFAs) to deliver the medicine to a patient’s airways. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons (CFCs) they replace, they are still greenhouse gases, but we believe that the potential benefits that these therapies offer patients outweigh the potential impact on the environment.
The management of waste is another key aspect of our commitment. Our main aim is waste prevention, but where this is not practical, we focus on waste minimisation and appropriate treatment or disposal to maximise the reuse and recycling of materials.
Alongside these efforts, we are increasingly working with our suppliers to measure and manage the environmental impact of their manufacturing activity on our behalf. This is particularly important as we continue to increase our outsourcing in line with our strategic business objectives.
Employee safety, health and wellbeing
Providing a safe workplace and promoting the health and wellbeing of all our people remains a core consideration. We believe that a safe, healthy and energising working environment brings benefit for our employees and for our business, through people’s sustained engagement and contribution to AstraZeneca’s success.
We met our 2006-2010 safety and health target to reduce the combined serious injury/occupational illness rate by 50% from the 2001/2002 reference point, achieving an actual reduction of 59%.
During 2010, we launched a new SHE strategy and, in January 2011, a complementary Health and Wellbeing strategy, together with associated objectives and targets for 2011-2015. The new targets reflect our determination to stay focused on continuous improvement as we grow and reshape our business.
Driver safety remains our highest priority for improvement as we work to implement our new SHE strategy. We regret that during 2010, five of our employees died in traffic accidents while driving on AstraZeneca business. We identified the root causes of these accidents and the learning informed the further strengthening of our global standards on driver safety management and accident investigation. We also ran a global employee awareness campaign to reinforce the importance of safe driving practice. This included our new global requirement that hand-held mobile phones and other devices should never be used while driving. Our long-standing ‘Road Scholars’ scheme in the US continues to be a valuable channel for building awareness and improving driver skills. Outside the US, our ‘Drive Success’ programme takes into account the different driving environments in the various countries in which we operate and provides a high-level framework of common standards and measures to be applied by each country. Performance is monitored centrally and low-score markets are targeted for increased support on implementation.

AstraZeneca employees: cases of occupational illness
per million hours worked

AstraZeneca employees: accidents with serious injuries
per million hours worked

We continue to provide a wide range of health and wellbeing improvement programmes across AstraZeneca, designed to help people understand their personal health risks and support them in proactively managing these risks. Our new Health and Wellbeing strategy in particular focuses on Personal Energy Management Training, Health Screening and Essential Health Activities, such as improving physical fitness and managing workplace pressure.
Work-related stress remains our greatest single category of occupational illness with high workloads, interpersonal issues and organisational change identified as significant factors. As part of our ongoing efforts in this area, we are adopting an increasingly proactive, risk-based approach, using wellbeing risk assessment tools to identify high-risk areas and target interventions more effectively.
Community investment
Wherever AstraZeneca is located worldwide, we aim to make a positive contribution to our local communities through sponsorships, charitable donations and other initiatives that help to make a sustainable difference. Our investment is focused on improving health and promoting science skills.
In 2010, we spent a total of $1.41 billion (2009: $882 million) on community sponsorships and charitable donations worldwide, including our product donation and patient assistance programmes which make our medicines available free of charge or at reduced prices. Our patient assistance programmes in the US contributed to $1.38 billion worth of product donations, valued at an average wholesale price (2009: $786 million). The increase over 2009 was due to an increasing number of people accessing our US patient assistance programmes due, we believe, to the economic recession, and to the types of medicines that they were requesting.
AstraZeneca Young Health Programme
In November, we launched the AstraZeneca Young Health Programme. This community programme is designed to help disconnected young people around the world understand and deal with the health issues they face. Adolescent health remains an underserved part of the healthcare agenda and this long-term investment programme aims to make a measurable and sustainable difference for disadvantaged young people. We are working with expert partners, Plan Ltd and Johns Hopkins School of Public Health, to identify the needs in our local communities and to help address these needs with a combination of work on the ground, research and advocacy. We will also be providing employees with the opportunity to contribute through local volunteering, donations and fund raising.

46 Delivering our strategy Responsible Business	AstraZeneca Annual Report and Form 20-F Information 2010

Building capabilities
AstraZeneca’s contribution to helping improve health in the developing world centres on our dedicated research of new and effective treatments for tuberculosis (TB), which still claims over 5,000 lives every day. For further information about our research effort see the Tuberculosis section on page 60. Alongside this, we continue to work in partnership to strengthen healthcare capabilities in vulnerable communities.
In 2007, AstraZeneca and the African Medical and Research Foundation (AMREF) began a five-year partnership in Uganda to develop an integrated model for the management of malaria, HIV/ AIDS and TB, the leading causes of ill health and death in the country. For further information on this project, see page 49.
AstraZeneca and the British Red Cross have been in partnership since 2002 tackling TB and TB/HIV in Kyrgyzstan, Turkmenistan and Kazakhstan and, more recently, in South Africa, Lesotho and Liberia. Over 13,000 people have been directly supported to complete their TB treatment across all our partnership countries and TB mortality and morbidity rates continue to fall in our partnership countries in Central Asia. Community education initiatives continue to be delivered with a recent example in Liberia of a house-to-house TB education programme which reached nearly 32,000 people.
Our partnership with Axios International on the Ethiopia Breast Cancer Project completed in 2010, with a much broader impact than originally anticipated for a small pilot project. In 2005, the country had only one cancer specialist, no mammography, no easy access to chemotherapy or hormonal agents, no cancer screening and no national treatment protocols. Our partnership programme focused on strengthening diagnosis and treatment capabilities at Tikur Anbessa University Hospital in Addis Ababa, where the country’s only cancer specialist was based. The hospital has now become a centre of reference for breast cancer treatment across Ethiopia. Other activities included the creation of treatment protocols and standardised reporting guidelines; strengthening the referral system; setting up an institutional-based cancer registry; raising awareness of the facilities among healthcare professionals; and physician training. The project was implemented in collaboration with the Ethiopian Ministry of Health and other health institutions and we also worked with the Ethiopian Cancer Association to help strengthen awareness and fundraising capabilities. The pilot has created a sustainable model that can be successfully replicated in other countries and other disease areas and we are reviewing where else it might be applied.
Disaster relief
We continue to contribute to disaster relief efforts.
As reported in our 2009 annual report, in January 2010, following the earthquake in Haiti, we donated medicines and contributed $500,000 to the British Red Cross Emergency Appeal and a further $100,000 to support their ongoing work to provide shelter and sanitation for those people made homeless. We also made a donation of $400,000 to Partners In Health towards the building of a new teaching hospital.
Following the Chilean earthquake in March 2010, we provided medicines to hospitals in need through the Chile Ministry of Health. We donated $100,000 to Teleton, a major national Chilean charity, to support a recovery and rebuilding campaign, and $75,000 to the British Red Cross to provide relief resources and shelter across the population.
Following the floods in Pakistan, we donated $100,000 to the British Red Cross Emergency Appeal, as well as sending medicines. We also continued to support the British Red Cross disaster response centre in Kuala Lumpur with a further $100,000. This has enabled them to replenish vital stocks used in response to the Pakistan floods and means they will be able to continue to respond quickly and efficiently to emergencies in the Asia Pacific region.
We are developing an enhanced protocol for working with the British Red Cross to ensure we are best placed to respond in a timely, consistent and effective way to future emergencies as and when they arise.

AstraZeneca Annual Report and Form 20-F Information 2010	Delivering our strategy Responsible Business 47

Corporate Governance Report

Political donations
Neither the Company nor its subsidiaries made any EU political donations or incurred any EU political expenditure in 2010 and they do not intend to do so in the future in respect of which shareholder authority is required, or for which disclosure in this Annual Report is required, under the Companies Act 2006. However, to enable the Company and its subsidiaries to continue to support interest groups or lobbying organisations concerned with the review of government policy or law reform without inadvertently breaching the Companies Act 2006, which defines political donations and other political expenditure in broad terms, a resolution will be put to shareholders at the 2011 AGM, similar to that passed at the 2010 AGM, to authorise the Company and its subsidiaries to:
>	make donations to political parties

>	make donations to political organisations other than political parties

>	incur political expenditure, up to an aggregate limit of $250,000.
In 2010, the Group’s US legal entities made contributions amounting in aggregate to $1,999,150 (2009: $733,687) to state political party committees and to campaign committees of various state candidates affiliated with the major parties in accordance with pre-established guidelines. The increase from 2009 to 2010 reflects the fact that many US states held legislative and executive elections in 2010, resulting in more state candidate and state political party activity. No corporate donations were made at the federal level and all contributions were made only where allowed by US federal and state law. US citizens or individuals holding valid green cards exercised decision making over the contributions and the funds were not provided or reimbursed by any non-US legal entity. Such contributions do not constitute political donations or political expenditure for the purposes of the Companies Act 2006 and were made without any involvement of persons or entities outside the US.
Significant agreements
There are no significant agreements to which the Company is a party that take effect, alter or terminate on a change of control of the Company following a takeover bid. There are no persons with whom we have contractual or other arrangements, who are deemed by the Directors to be essential to our business.
Use of financial instruments
Notes 15 and 23 to the Financial Statements, from pages 158 and 168 respectively, include further information on our use of financial instruments.
Creditor payment policy
It is not our policy formally to comply with the Confederation of British Industry’s code of practice on the prompt payment of suppliers. It is, however, our policy to agree appropriate payment terms with all suppliers when agreeing to the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and, subject to their compliance, to abide by the terms of payment. The total amount of money owed by the Company’s subsidiaries to trade creditors at the balance sheet date was equivalent to 62 days’ average purchases (2009: 56 days). A considerable part of the trade creditors’ balance continues to relate to the Merck account in the US, which has particularly long contractual payment terms. By removing this balance and other items not directly related to trade purchases in the US, a more accurate average of 57 days is obtained (2009: 47 days).
The Company has no external trade creditors.
Annual General Meeting
The Company’s AGM will be held on 28 April 2011. The meeting place will be in London. A Notice of AGM will be sent to all registered holders of Ordinary Shares and, where requested, to the beneficial holders of shares.
External auditor
A resolution will be proposed at the AGM on 28 April 2011 for the re-appointment of KPMG Audit Plc as auditor of the Company. The external auditor has undertaken various non-audit work for us during 2010. More information about this work and the audit and non-audit fees that we have paid are set out in Note 27 to the Financial Statements on page 196. The external auditor is not engaged by us to carry out any non-audit work in respect of which it might, in the future, be required to express an audit opinion. As explained more fully in the Audit Committee section from page 113, the Audit Committee has established pre-approval policies and procedures for audit and non-audit work permitted to be carried out by the external auditor and has carefully monitored the objectivity and independence of the external auditor throughout 2010.
Bureau Veritas
Bureau Veritas has provided external assurance on corporate responsibility related information within this Annual Report and of the detailed content of the ‘Responsibility’ section of our website. Bureau Veritas has found the information provided within this Annual Report to be accurate and reliable (based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement). The full assurance statement which contains detailed scope, methodology, overall opinion and recommendations can be found on our website, astrazeneca.com; web page content assured by Bureau Veritas is marked at the bottom of each page.
Bureau Veritas is an independent professional services company that specialises in quality, health, safety, social and environmental management with a long history of providing independent assurance services, and an annual turnover in 2009 of €2.6 billion.
Directors’ Report
The Directors’ Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the following sections:
>	Our Strategy and Performance

>	Business Review

>	Corporate Governance

>	Development Pipeline

>	Shareholder Information

>	Corporate Information
and has been signed on behalf of the Board.
A C N Kemp
Company Secretary
27 January 2011

118 Corporate Governance Report	AstraZeneca Annual Report and Form 20-F Information 2010